UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14C

INFORMATION STATEMENT PURSUANT TO SECTION 14(C)
OF THE SECURITIES EXCHANGE ACT OF 1934 AS AMENDED

Check the appropriate box:
[   ]   Preliminary Information Statement
[   ]   Confidential, for Use of the Commission Only (as permitted by Rule 14c-5(d)(2))
[X]   Definitive Information Statement

MENTOR ON CALL, INC.
(Name of Registrant As Specified In Its Charter)

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MENTOR ON CALL, INC.
Legacy House, 135 Church St.
Stratford, Ontario, Canada N5A 2R4

(519) 272-0828
Telephone Number

Nevada
State of Incorporation

77-0517966
IRS Employer Number

PLEASE NOTE THAT THIS IS NOT A REQUEST FOR YOUR VOTE OR A PROXY STATMENT,
BUT RATHER AN INFORMATION STATEMENT DESIGNED TO INFORM YOU OF THE AMENDMENT.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

SCHEDULE 14C INFORMATION STATEMENT
Pursuant to Regulation 14C of the Securities Exchange Act of 1934 as amended

MENTOR ON CALL, INC.
Legacy House, 135 Church St.
Stratford, Ontario, Canada N5A 2R4

To the Stockholders of Mentor On Call, Inc.

Notice is hereby given to holders of common stock (the "Common Stock") of Mentor On Call, Inc., a Nevada corporation, that Mentor On Call's board of directors have approved an amendment to our Articles of Incorporation to change the name of the corporation from "Mentor On Call, Inc." to "Platinum SuperYachts, Inc." ("the Change of Name") to more accurately reflect our proposed future business.

Our board of directors approved the Change of Name on October 1, 2002, subject to receiving approval from a majority of the holders of our Common Stock. The Change of Name will be approved, not less than twenty days following the mailing of this Information Statement to stockholders of record on the Record Date (as defined herein), by a majority of the holders of our Common Stock by written consent without a meeting of our stockholders in accordance with the provisions of the Nevada Revised Statutes and our Articles and Bylaws. Accordingly, your consent is not required and is not being solicited in connection with the Change of Name.

The proposed Certificate of Amendment to our Articles of Incorporation, attached hereto as Appendix A, will become effective when filed with, and accepted by, the Nevada Secretary of State. We anticipate that such filing will occur following the receipt of the approval of Change of Name from the holders of a majority of our outstanding shares of Common Stock by written consent without a meeting, which we anticipate will be on or about October 31, 2002 (the "Effective Date").

The entire cost of furnishing this Information Statement will be borne by our corporation. We will request brokerage houses, nominees, custodians, fiduciaries and other like parties to forward this Information Statement to the beneficial owners of Common Stock held of record by them.

Our board of directors has fixed the close of business on October 1, 2002 as the record date (the "Record Date) for the determination of stockholders who are entitled to receive this Information Statement. Our Common Stock is presently listed and traded on the NASD's Over-The-Counter Bulletin Board exchange under the symbol "MNOC". There were 858,359 shares of Common Stock issued and outstanding on the Record Date. The corporation anticipates that this Information Statement is being mailed on or about October 11, 2002 to all stockholders of record as of the Record Date.

PLEASE NOTE THAT THIS IS NOT A REQUEST FOR YOUR VOTE OR A PROXY STATMENT,
BUT RATHER AN INFORMATION STATEMENT DESIGNED TO INFORM YOU OF THE AMENDMENT.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

Description of the Corporation

Corporate History: The Company was incorporated on October, 1996, under the name PSM CORP, and was formed for the purpose of either merging with or acquiring an operating company with an operating history and assets. On January 15, 2000 the company declared a nine-for-one forward stock split of its common stock. Following this split, the company issued 9,350,000 post-split restricted shares of the company as consideration for the assets of Mentor On Call Holdings, Inc. (formerly Mentor On Call, Inc.), a Barbadian International Business Corporation ("Holdings") valued at $3,000,000. The stock issuance resulted in a total of 13,850,000 issued and outstanding shares of the company, of which Holdings then controlled approximately 67.5%. The name of the company was then changed to Mentor On Call, Inc. to reflect the company's new direction.

On October 1, 2002 the company declared a one hundred for one (100-1) reverse stock split of its common stock.

Our Current Business: Mentor On Call, Inc. intends to provide a proprietary, web enabled, computer based managed E- learning system along with streaming videos and other proprietary technologies to educational institutes and corporations to enhance learning and corporate training. Mentor On Call, Inc. also intends to provide 7/24/365 call center technology to provide real-time assistance and service to learners and educators.

To date we have not been successful in fully implementing our business plan due to a lack of funds. Accordingly, we have been researching potential acquisitions or other suitable business partners which will assist us in realizing our business objectives. In that regard, on September 30, 2002, we entered into a Share Exchange Agreement with SuperYachts Holdings, Inc., a private Nevada corporation, and its shareholders, to acquire 100% of the issued and outstanding shares of SuperYachts Holdings, Inc. In consideration for acquiring all of SuperYachts Holdings, Inc.'s issued and outstanding shares, we have agreed to issue its shareholders 15,000,000 shares of our Common Stock. Upon closing, we will appoint one director of SuperYachts Holdings, Inc. to fill an existing vacancy on our Board of Directors, we will likely discontinue our current business, and thereafter focus on the business of Super Yachts Holdings, Inc., which will become our subsidiary.

The Business of SuperYachts Holdings, Inc.*:*
Platinum SuperYacht's new business direction will include yacht building, sales, re-sales and yacht services, such as supplies, maintenance, and delivery as well as full-scale contracted care of yachts. Our core business will be the building of yachts in excess of 80 to 200 feet. Platinum SuperYachts will hire subcontractors on a per job basis for the construction of the vessel. We pay these subcontractors when the client pays us.

Platinum SuperYachts intends to be the professional source that the yacht owner or enthusiast will utilize for all their yachting requirements. Management believes the yachting industry is a growing industry with more and more individuals becoming involved. It is Super Yachts intention to meet the needs of this consumer base.

Principal Shareholders and Security Ownership of Management

As of our Record Date, we had a total of 858,359 shares of common stock issued and outstanding. Our common stock is presently listed and traded on the NASD's Over-The-Counter Bulletin Board exchange under the symbol "MNOC". However there is currently no "established trading market" for the Company's common stock, and no assurance can be given that any current market for the Company's Common Stock will develop or be maintained. The following table sets forth, as of the Record Date, certain information with respect to the beneficial ownership of our common stock by each stockholder known by us to be the beneficial owner of more than 5% of our common stock, as well as by each of our current directors and executive officers. Each person has sole voting and investment power with respect to the shares of common stock, except as otherwise indicated.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class
James N. Rodgers #3, 21965 49th Avenue Langley, BC, V3A 8J7 Canada	409,582 (affiliate)	47.7
Edwin W. Austin 135 Church Street Stratford, Ontario, N5A 2R4 Canada	308,000 (affiliate)	35.9
All Officers and Directors as a group	717,582	83.6

Note:

Rodgers and Austin beneficially own a portion of their shares in Mentor On Call, Inc. through their equity ownership in Mentor On Call Holdings, Inc., an International Business Corporation organized pursuant to the laws of the Country of Barbados, West Indies (hereinafter referred to as "Holdings"). Holdings owns 93,500 shares of Mentor On Call, Inc. which it acquired as part of the Asset Acquisition Agreement entered into with the Company in January, 2000.

Amendment to the Corporations Articles

On September 29, 2002, our Board of Directors approved, subject to receiving approval of a majority of holders of our Common Stock, an amendment to our Articles of Incorporation to change the name of our corporation from "Mentor On Call, Inc." to "Platinum SuperYachts, Inc.". In anticipation of the proposed acquisition of SuperYachts Holdings, Inc., our board of directors determined that a change of name was in the best interest of our corporation in order to more accurately reflect our future business. Shareholder approval of the name change will be obtained by consent of a majority of our stockholders on or about October 11, 2002, but the Change of Name will not become effective until not less than 20 days after this Information Statement is first mailed to holders of our Common Stock.

Dissenter's Rights

Under Nevada law, holders of our Common Stock are not entitled to dissenter's rights of approval with respect to our proposed amendment to Mentor On Call, Inc.'s Articles of Incorporation in connection with the Change of Name.

Financial and Other Information

For detailed information on our corporation, including financial statements, you may refer to our Form 10-KSB and Form 10-QSB filed with the SEC. Copies of these documents and other SEC filings are available on the SEC's EDGAR database.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed by the undersigned hereunto authorized.

Dated: October 11, 2002   By: _____/s/ James N. Rodgers_____
                                                James N. Rodgers, President, CEO and Director

Dated: October 11, 2002   By: _____/s/ Edwin W. Austin_____
                                                Edwin W. Austin, CFO, Chairman and Director

CERTIFICATE OF AMENDMENT
TO
ARTICLES OF INCORPORATION
OF
MENTOR ON CALL, INC.

Pursuant to the provisions of NRS 78.385 and 78.390 Nevada Revised Statutes, this Nevada profit corporation adopts the following Articles of Amendment to its Articles of Incorporation:

1. Name of Corporation: MENTOR ON CALL, INC.

2. The Articles of Incorporation have been amended as follows:

ARTICLE I

The name of this corporation is PLATINUM SUPER YACHT, INC.

3. The vote by which the shareholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater portion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the Articles of Incorporation have voted in favor of the amendment is 83.6%.

4. Signatures

_____
James N. Rodgers, President, CEO and Director

_____
Edwin W. Austin, CFO, Chairman and Director